

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 16, 2016

Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380

> **Re: Anadarko Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 17, 2016**
> **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Business and Properties, page 2

Oil and Gas Properties and Activities, page 4

Proved Reserves, page 13

Changes in PUDs, page 15

1.   You disclose 220 MMBOE in positive revisions of prior estimates. This figure represents a change of approximately 25% in total proved undeveloped reserves at January 1, 2015 and offsets more than half of the negative revisions of 419 MMBOE due to the decline in commodity prices that occurred during the year. The 220 MMBOE in positive revisions of prior estimates appears to be the net amount resulting from several separate and

unrelated causes such as increases from 1) performance improvements, 2) reduced year-end costs, and 3) successful infill drilling. The overall 220 MMBOE in positive revisions is also noted to include a decrease primarily associated with updates to development plans. Your narrative disclosure does not provide sufficient detail to reconcile the net changes in the quantities of your proved undeveloped reserves to the associated cause for that change. Please clarify for us and expand your disclosure to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified.

Properties and Leases, page 18

2.   Please modify the disclosure relating to your fee mineral acreage to present the total gross and net developed and undeveloped acreage figures or tell us why a revision is not needed. Refer to the disclosure requirements relating to acreage under Items 1208(a) and 1208(b) of Regulation S-K.

3.   You disclose that approximately four million net undeveloped lease acres are scheduled to expire by December 31, 2016. Please expand your disclosure to also provide the geographic area of such expiring material acreage, to comply with Item 1208(b) of Regulation S-K.

4.   We also note the acreage scheduled to expire by December 31, 2016 represents a significant percentage of the total net undeveloped lease acreage disclosed as of December 31, 2015. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, please expand your disclosure to identify the number of locations and related net reserve quantities.

Drilling Statistics, page 19

5.   We note you disclose 44.6 net exploratory wells and 554.5 net development wells that were suspended or waiting on completion as of December 31, 2015. Your footnote disclosure explains that "wells suspended or waiting on completion include exploration and development wells where drilling has occurred, but the wells are awaiting the completion of hydraulic fracturing or other completion activities or the resumption of drilling in the future." We also note disclosure elsewhere on page 6 indicating that "during 2015, Anadarko intentionally deferred completions in order to focus on preserving value by decreasing capital investments in a lower commodity-price environment and to provide additional production flexibility for 2016" and on page 7 indicating the "systematic buildup of intentionally deferred completions in the Eagleford shale and Delaware basin." Please expand your disclosure to explain if you have classified the proved reserves associated with such wells as either developed or undeveloped as of fiscal year-end 2015 and provide the related net reserve quantities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

6.   You refer in Sections CC5.1a and CC5.1b of your CDP Report to "uncertainty surrounding new [climate change] regulation" and to "uncertainty of physical risks [attendant to climate change]." You further note that the uncertainty surrounding new climate change regulation as potentially leading to "increased operational cost" and as being "virtually certain" to occur and having "high" impact on your business operations. Additionally, you state that the uncertainty surrounding physical risks of climate change potentially leads to a "reduction/disruption in production capacity" and as being "likely" to occur. However, you state on page 101 of your proxy statement filed March 18, 2016, that you "currently consider[] regulatory risks around air and GHG emissions to have no significant unmanageable impacts to [your] operations." Please reconcile this assertion in your proxy statement with your description of the climate change risks from your CDP Report as having a "high" impact on your business and provide your analysis as to why you believe such "uncertaint[ies]" do not constitute "known trends or . . . uncertainties" requiring disclosure pursuant to Item 303(a) of Regulation S-K.

Outlook, page 51

Proved Reserves, page 53

7.   You state that additional negative price-related reserves revisions in 2016 are expected, and could be significant, if commodity prices remain below the average prices used to estimate 2015 proved reserves. You also state that low commodity prices may exist for an extended period. Please revise to provide additional disclosure addressing the risks resulting from the commodity price environment described in your filing. Your revised disclosure should include quantitative disclosure regarding the potential impact to your reserve quantities that reflects potential scenarios deemed reasonably likely to occur by management. Refer to Item 303(a) of Regulation S-K. For additional guidance, refer to section III.B.3. of SEC Release No. 33-8350.

Critical Accounting Estimates, page 77

Property Impairments, page 78

8.   Disclosure in your filing states that it is reasonably possible that future impairments of proved oil and gas and midstream properties will be recognized due to circumstances such as prolonged low or further declines in commodity prices and changes to your drilling plans. Please revise to disclose the key assumptions used to estimate the expected undiscounted future net cash flows of your asset groups and to describe how these assumptions were determined in light of the current oil and natural gas price environment. Your revised disclosure should explain the material implications of

uncertainties associated with your key assumptions and address the specific sensitivity of these assumptions to change where outcomes that management believes are reasonably likely to occur would have a material effect on your financial statements. Refer to Item 303(a) of Regulation S-K and, for additional guidance, section V of SEC Release No. 33-8350.

9.   We note your policy disclosure stating that the expected undiscounted future net cash flows of an asset group are compared to the carrying amount of the asset group when circumstances indicate that proved oil and gas properties may be impaired. We also note your statement regarding the risk for impairment associated with a certain depletion group at December 31, 2015. Please tell us about this depletion group and describe the characteristics that led you to conclude that it was at a relatively greater risk for impairment. With your response, explain how asset groups are determined for purposes of impairment testing. Refer to FASB ASC 932-360-35-8.

Notes to Consolidated Financial Statements

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page 145

Oil and Gas Reserves, page 145

10.   You disclose 378 MMBOE in positive revisions of prior estimates of which 89 MMBOE is related to additions generated by the Company's infill drilling program for 2015. The remaining 289 MMBOE represents a change of approximately 10% in total proved reserves from December 31, 2014 and offsets nearly half of the negative revisions of 624 MMBOE due to the decline in commodity prices that occurred during the year. The 289 MMBOE in positive revisions of prior estimates appears to be the net amount resulting from several separate and unrelated causes such as increases from 1) performance improvements and 2) reduced year-end costs. The overall 289 MMBOE in positive revisions is also noted to include a decrease primarily associated with updates to development plans. Your narrative disclosure does not provide sufficient detail to reconcile the net changes in the quantities of your proved reserves to the associated cause for that change. Please clarify for us and expand your disclosure to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources